FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of December

                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.








Media
Information
                                19 December 2005

     BG Group Trading Update - for the period 1 October to 30 November 2005

Following strong production performance and favourable trading conditions, BG Group is today updating the market with the information set out below:

As anticipated at the Q3 2005 results, upstream production has increased significantly in the fourth quarter. Aggregate production for October and November was approximately 35 mmboe.

These volumes have been produced in a firm price environment with average realised prices of approximately:

Oil price $59 per barrel
Liquids price $44 per barrel
UK gas price 36p per therm (contracted and uncontracted)
International gas price 21p per therm

During the same period, BG Group's LNG activities have continued to perform well with five LNG trains in production and increased activity in marketed cargoes, against a backdrop of firm US gas prices.

Enquiries:

Communications                                        +44 (0) 118 929 3717

Out of hours media mobile:                            +44 (0) 791 718 5707

Investor Relations     Chris Lloyd/Helen Parris/
                       Kate Bingham                   +44 (0) 118 929 3025

Website: www.bg-group.com
                                    - ends -



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 19 December, 2005                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary